Exhibit 77D

THE ROYCE FUND

Royce Global Financial Services Fund Fund

        On February 25-26, 2016, The Board of Trustees of The Royce Fund voted to revise the non-fundamental investment policies of Royce Global Financial Services Fund to remove the limitation restricting the Fund’s ability to invest in non-U.S. securities to no more than 50% of the Fund’s net assets, effective May 1, 2016.